Exhibit 99.4

February 12, 2024

The Board of Directors

YS Biopharma Co. Ltd.

PO Box 309, Ugland House

Grand Cayman, KYI-1104

Grand Cayman KYI-1104, Cayman Islands

Re: Shareholders’ requisition to convene an extraordinary general meeting of YS Biopharma Co. Ltd. (“YS” or the “Company”)

Dear Members of the Board of Directors :

I am writing on behalf of APEX Prospect Limited. Following our $40 million investment in the Company on Feb 7, 2024, we as of the date hereof hold no less than 10% (which is approximately 50%) of all votes attaching to all issued and outstanding shares entitled to vote at general meetings of the Company. Our commitment to YS is long-term, and we are eager to contribute our efforts and resources to enhance the Company’s corporate governance, internal management business practices, among other critical areas, for the best interest of the Company and all of its shareholders.

Pursuant to Article 87 and Article 57 of the Company’ s AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION, we respectfully request that the members of the Board of Directors consider the following proposals:

1)	Appoint six new directors, namely Haitao Zhao, Henry Chen, Pierson Pan, Yuntao Cui, Jin Wang, Chunyuan Wu. Biographies of the proposed new directors are attached for your review.

2)	Approve our request to convene an Extraordinary General Meeting as soon as practicable and in any event within twenty-one calendar days from the date of the deposit of this requisition at the registered office of the Company. The proposed meeting agenda includes the following:

A)	To reaffirm the appointment of the new directors:

B)	To conduct an independent investigation/audit of any misconduct and/or illegal activities of the Company caused by or under the control of Mr. Yi Zhang, the Company* s former chairperson of the Board of Directors;

C)	To take immediate actions to strengthen the Company’ s corporate governance and internal control and management as advised by counsel and other professionals; and

D)	To remove Mr. Yi Zhang from all positions with any subsidiaries of the Company, including without limitation at director and/or legal representative.

Thank you for your consideration.

Sincerely,

APEX Prospect Limited

/s/ Haitao ZHAO
Name:	Haitao ZHAO
Title:	Authorized Signatory

Copy to:

Maples Corporate Services Limited

By email: Richard.Spooner@maples.com; Vivian.lee@maples.com